5
1
<SROS>NYSE
<REPORTING-OWNER>
  0001157248
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Spherion Corporation
  914536
  <IRS-NUMBER>36-3536544
</SUBJECT-COMPANY>
<PERIOD>12/31/02
5
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Wahby, Janet S
   2050 Spectrum Boulevard


   Fort Lauderdale, FL 33309
2. Issuer Name and Ticker or Trading Symbol
   Spherion Corporation (SFN)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   VP, Global Marketing
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                  02/18/00    M        5.0000 (1)    A  $0.0000                     D  Direct
Common Stock                                  02/18/00    F        5.0000 (1)    D  $25.0000                    D  Direct
Common Stock                                  07/03/00    M        4.0000 (1)    A  $0.0000                     D  Direct
Common Stock                                  07/03/00    F        4.0000 (1)    D  $18.6875                    D  Direct
Common Stock                                  02/20/01    F        5.0000 (1)    A  $0.0000                     D  Direct
Common Stock                                  02/20/01    F        5.0000 (1)    D  $8.7100                     D  Direct
Common Stock                                  07/02/01    M        5.0000 (1)    A  $0.0000                     D  Direct
Common Stock                                  07/02/01    F        5.0000 (1)    D  $8.4400                     D  Direct
Common Stock                                  10/08/01    M        24.0000 (1)   A  $0.0000                     D  Direct
Common Stock                                  10/08/01    F        24.0000 (1)   D  $6.3000                     D  Direct
Common Stock                                  02/19/02    M        5.0000 (1)    A  $0.0000                     D  Direct
Common Stock                                  02/19/02    F        5.0000 (1)    D  $9.0300                     D  Direct
Common Stock                                  04/19/02    J        4,500.0000 (2)D  $15.2800                    D  Direct
Common Stock                                  05/31/02    M        42.0000 (1)   A  $0.0000                     D  Direct
Common Stock                                  05/31/02    F        42.0000 (1)   D  $11.0300                    D  Direct
Common Stock                                  07/02/02    M        5.0000 (1)    A  $0.0000                     D  Direct
Common Stock                                  07/02/02    F        5.0000 (1)    D  $10.7200     6,971.0000     D  Direct
Common Stock                                                                                     5,814.4250     I  By DCP

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Deferred Stock Units           $0.0000         02/18/00       F                          5.0000 (1)                    02/18/09
Deferred Stock Units           $0.0000         02/20/01       F                          5.0000 (1)                    02/18/09
Deferred Stock Units           $0.0000         02/19/02       F                          5.0000 (1)                    02/18/09
Deferred Stock Units           $0.0000         07/03/00       F                          4.0000 (1)                    07/02/09
Deferred Stock Units           $0.0000         07/02/01       F                          5.0000 (1)                    07/02/09
Deferred Stock Units           $0.0000         07/02/02       F                          5.0000 (1)                    07/02/09
Deferred Stock Units           $0.0000         10/08/01       F                          24.0000 (1)                   10/06/10
Deferred Stock Units           $0.0000         05/31/02       F                          42.0000 (1)                   05/31/11
Incentive Stock Option (Right  $7.9500         08/09/02       A         4,599.0000 (3)                    08/09/03     08/09/12
to buy)
Non-Qualified Stock Option     $7.9500         08/09/02       A         16,601.0000 (3)                   08/09/03     08/09/12
(Right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Deferred Stock Units           02/18/00  Common Stock                   5.0000        $25.0000                  D   Direct
Deferred Stock Units           02/20/01  Common Stock                   5.0000        $8.8100                   D   Direct
Deferred Stock Units           02/19/02  Common Stock                   5.0000        $9.0300     985.0000      D   Direct
Deferred Stock Units           07/03/00  Common Stock                   4.0000        $18.6875                  D   Direct
Deferred Stock Units           07/02/01  Common Stock                   5.0000        $8.4400                   D   Direct
Deferred Stock Units           07/02/02  Common Stock                   5.0000        $10.7200    986.0000      D   Direct
Deferred Stock Units           10/08/01  Common Stock                   24.0000       $6.3000     4,952.0000    D   Direct
Deferred Stock Units           05/31/02  Common Stock                   42.0000       $11.0300    8,708.0000    D   Direct
Incentive Stock Option (Right  08/09/02  Common Stock                   4,599.0000                4,599.0000    D   Direct
to buy)
Non-Qualified Stock Option     08/09/02  Common Stock                   16,601.0000               16,601.0000   D   Direct
(Right to buy)

Explanation of Responses:

(1)
Reporting Person elected to have shares withheld from vested shares to cover taxes due at time of vesting on Deferred Stock Units.
(2)
Disposition of shares to Company pursuant to Rule 16b-3(e) in exchange for satisfaction of Reporting Person's loan to purchase such shares in connection with the termination of the Company's Stock Purchase Assistance Plan.
(3)
Stock options granted 8/09/02 are exercisable commencing 8/9/03 on a cumulative basis as follows: 1/2 on 8/9/03; 1/2 on 8/9/04 under the Company's Stock Option Exchange Program.
-
Common shares held directly and shown in Table I, Column 5 include shares acquired under Spherion Corporation's Employee Stock Purch ase Plan.

SIGNATURE OF REPORTING PERSON
/S/ Wahby, Janet S
DATE 02/12/03